SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the two day period ended December 31, 2003 and the year ended December 29, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file numbers 2-98306 and 33-13066

A.	Full title of the plan:

COMMONWEALTH TELEPHONE ENTERPRISES, INC.

THE COMMON-WEALTH BUILDER

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Commonwealth Telephone Enterprises, Inc.

100 CTE Drive

Dallas, Pennsylvania, 18612-9774

Commonwealth Telephone Enterprises, Inc.

The Common-Wealth Builder

December 31, 2003, December 29, 2003 and December 29, 2002

*	Refer to item number in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan periods ended December 31, 2003 and December 29, 2003, which items are incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Commonwealth Telephone Enterprises, Inc.

The Common-Wealth Builder

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Commonwealth Telephone Enterprises, Inc. The Common-Wealth Builder (the “Plan”) at December 31, 2003, December 29, 2003 and December 29, 2002 and the changes in net assets available for benefits for the two day period ended December 31, 2003 and the year ended December 29, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

Philadelphia, Pennsylvania May 28, 2004

Commonwealth Telephone Enterprises, Inc.

The Common-Wealth Builder

Statements of Net Assets Available for Benefits

December 31, 2003, December 29, 2003 and December 29, 2002

	December 31, 2003	December 29, 2003	December 29, 2002
Assets
Investments (see Note 3)	$29,296,867	$29,214,829	$24,855,194
Cash	5,509	501	843
Receivables
Employer contributions	—	—	30,744
Participant contributions	—	7,183	81,753
Interest and Securities Sold	3,012	775	—

Total assets	29,305,388	29,223,288	24,968,534

Liabilities
Liabilities
Amounts due to brokers for securities purchased	7,600	754	480

Total liabilities	7,600	754	480

Net assets available for benefits	$29,297,788	$29,222,534	$24,968,054

The accompanying notes are an integral part of these financial statements.

Commonwealth Telephone Enterprises, Inc.

The Common-Wealth Builder

Statements of Changes in Net Assets Available for Benefits

Two Day Period Ended December 31, 2003 and the Year Ended December 29,

2003

	December 31, 2003	December 29, 2003
Additions to net assets attributed to
Investment income
Net appreciation in fair market value of investments	$55,310	$2,710,504
Interest/dividends	22,261	427,257
Contributions
Employer	—	848,774
Participants	1,641	2,164,777
Transfer of assets from other plans	—	6,731

Total additions	79,212	6,158,043

Deductions
Benefits paid to participants	2,408	1,105,663
Direct rollover transfer out	1,550	797,900

Total deductions	3,958	1,903,563

Increase in net assets available for benefits	75,254	4,254,480
Net assets available for benefits
Beginning of period	29,222,534	24,968,054

End of period	$29,297,788	$29,222,534

The accompanying notes are an integral part of these financial statements.

Commonwealth Telephone Enterprises, Inc.

The Common-Wealth Builder

Notes to Financial Statements

December 31, 2003, December 29, 2003 and December 29, 2002

1.	Description of Plan

The following brief description of Commonwealth Telephone Enterprises, Inc. The Common-Wealth Builder (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document and applicable amendments for a more complete description of the Plan’s provisions. Copies of these documents are available from the Plan Administrator.

General

The Plan is a defined contribution plan covering substantially all employees who are not covered by collective bargaining agreements of Commonwealth Telephone Enterprises, Inc. and its subsidiaries (the “Company” or “CTE”). The Plan is a qualified plan under Internal Revenue Code (the “Code”) section 401(k). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan allows an employee to become eligible for participation in the Plan upon the age of eighteen and the first day of the month following the date of hire.

Change in Plan Year

In order to expedite reporting and lessen administrative costs, the Company has changed the Plan year-end from December 29 to December 31. This change will result in a Plan year that is consistent with the Company’s other employee benefit plans and will also correspond to the Company’s fiscal year-end.

Contributions

Participants in the Plan may contribute between 1 percent and 25 percent of their base compensation subject to certain limits imposed by the Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes on behalf of each participant an amount not to exceed 3.5 percent of the participant’s eligible compensation during the year. All Company contributions are used to purchase common stock of CTE. Effective April 1, 2003, all Company Contributions, which are used to purchase CTE common stock, are now subject to participant investment direction.

Participants may change salary deferral elections for each payroll cycle. Participants may change investment elections on a daily basis.

Participants may direct the investment of their participant contributions, and may redirect the investment of employer contributions, into various investment options offered by the Plan. The Plan currently offers ten mutual funds and a CTE Common Stock Fund as investment options for participants.

Participant’s Account

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan earnings, and may be charged with an allocation of administrative expenses. Allocations are made in direct proportion to the respective amount in each participant’s account. The benefit to which a participant is entitled is the participant’s account balance.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions portion of their accounts, plus earnings thereon, is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

Commonwealth Telephone Enterprises, Inc.

The Common-Wealth Builder

Notes to Financial Statements

December 31, 2003, December 29, 2003 and December 29, 2002

Plan Benefits

On termination of service due to death, disability or retirement, a participant or designated beneficiary may elect to receive a lump-sum distribution if the value of the participant’s account is less than or equal to $5,000. If the value of the participant’s account is greater than $5,000, the participant or designated beneficiary may elect to have their benefit paid out in an annuity.

A participant may elect to have the lump-sum distribution paid in cash or CTE common stock. If a member elects to receive stock, only whole shares are distributed with cash being distributed in lieu of fractional shares.

Additionally, the Plan permits participants to withdraw a portion or all of their vested account balance. These special distributions include in-service distributions and hardship withdrawals. An active participant may request an in-service distribution upon attaining age 59 ½. A hardship withdrawal may be granted to a participant for a financial emergency circumstance as defined by the Plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their vested account balance or $50,000 minus the highest outstanding loan balance in the last 12 months. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms range from 1-5 years unless the loan is for the purchase of a primary residence, for which the term is up to 30 years. The loans are secured by the balance in the participant’s account. The loan amount is not to exceed 50 percent of vested account balance, and bears interest at the prime rate plus one basis point plus a one time $50 administrative fee. Principal and interest is paid ratably through automatic payroll deductions. The Plan does not allow an employee to have more than two loans outstanding at any given time.

Forfeited Accounts

At December 31, 2003, December 29, 2003 and December 29, 2002, forfeited nonvested accounts totaled $2,065, $4,772 and $4,535 respectively. These accounts are used to reduce monthly employer contributions. For the two day period ended December 31, 2003 and the year ended December 29, 2003 employer contributions were reduced by $3,731 and $84,203 from forfeited non-vested accounts, respectively.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at estimated quoted market prices which represent the net asset value of shares held. The guaranteed investment contracts held in the Dreyfus-Certus Stable Value Fund Class I are valued at estimated fair value. CTE Common Stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and calculated daily. Dividends are recorded on the ex-dividend date.

Commonwealth Telephone Enterprises, Inc.

The Common-Wealth Builder

Notes to Financial Statements

December 31, 2003, December 29, 2003 and December 29, 2002

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Investments in Common Collective Trust

The Dreyfus-Certus Stable Value Fund Class I (the “Trust Fund”) invests in various term guaranteed insurance contracts and maintains a cash reserve balance with all excess funds. The average yield and the weighted average crediting interest rate are based on the underlying contracts.

The trustee and the portfolio manager of the Trust Fund is The Dreyfus Trust Company. The investment contracts are nontransferable but provide for benefit responsive withdrawals by plan participants at contract value. Employer-directed transfers and withdrawals may be made subject to the provision of the Declaration of Trust, including any notice requirements. The portfolio manager of the Trust Fund, at its sole discretion, may defer such withdrawals up to twelve months, subject to administrative considerations and issuer compliance with the terms of any investment contract purchased for the Trust Fund. Benefit responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts. The Trust Funds’ investment contracts are reported at their estimated fair value. Units in the Trust Fund are valued each business day. In determining fair value, the Trust Fund’s trustee’s valuation committee primarily considers such factors as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. Generally, fair value approximates contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. The contract value of the Trust Fund at December 31, 2003, December 29, 2003 and December 29, 2002 is $5,709,287, $5,692,018, and $5,229,465 respectively.

The approximate average yield and crediting interest rates were as follows:

	December 31, 2003	December 29, 2003	December 29, 2002
Average yield	3.25%	3.25%	5.00%
Crediting interest rates	4.76%	4.76%	6.00%

Expenses of the Plan

Fees and other costs incurred may be paid by the Plan; however, they are currently paid by the Plan sponsor (CTE).

Payment of Benefits

Benefit payments to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Commonwealth Telephone Enterprises, Inc.

The Common-Wealth Builder

Notes to Financial Statements

December 31, 2003, December 29, 2003 and December 29, 2002

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, issuer, credit, derivative, liquidity, mortgage, foreign investment, currency, leveraging and management. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31, 2003	December 29, 2003	December 29, 2002
Investments at fair value
Dreyfus - Certus Stable Value Fund Class I	$5,709,287	$5,692,018	$5,229,465
Dreyfus - Premier Third Century Fund	1,964,116	1,962,996	1,368,668
Dreyfus - Lifetime Growth & Income Fund	2,337,000	2,337,349	1,894,654
Dreyfus - Disciplined Stock Fund	3,231,724	3,225,044	2,427,292
Dreyfus - Emerging Leaders Fund	2,234,830	2,250,917	1,457,272
PIMCO Total Return Bond Fund	1,603,689	1,598,954	1,281,803
Shares of CTE Common Stock*	9,058,407	9,000,890	9,016,063

The Plan’s investments, including gains and losses on investments sold, as well as held during the two day period ended December 31, 2003 and the year ended December 29, 2003, appreciated in value by $55,310 and $2,710,504 as follows:

	December 31, 2003	December 29, 2003
All mutual funds	$158	$2,567,122
CTE Stock*	55,152	143,382

	$55,310	$2,710,504

*	Participant and nonparticipant directed

Commonwealth Telephone Enterprises, Inc.

The Common-Wealth Builder

Notes to Financial Statements

December 31, 2003, December 29, 2003 and December 29, 2002

4.	Nonparticipant Directed Investments

Effective April 1, 2003, all company contributions, which are initially invested in CTE common stock and which prior to April 1, 2003 were unable to be redirected for investment in other funds offered by the Plan, are subject to participant investment direction. Information about net assets and significant components of the changes in net assets relating to the nonparticipant and participant directed investments in CTE common stock are as follows:

	December 31, 2003	December 29, 2003	December 29, 2002
Net assets
CTE Common Stock	$9,058,407	$9,000,890	$9,016,063

	Two Day Period Ended December 31, 2003	Year Ended December 29, 2003
Changes in net assets
Employer contributions	$—	$879,518
Employee contributions	992	260,054
Net appreciation in fair value of investments	55,152	143,382
Benefits paid to participants	—	(412,635)
Net participant transfers in (out) to other plan investments	1,373	(752,388)
Direct rollover transfers out	—	(133,104)

	$57,517	$(15,173)

Commonwealth Telephone Enterprises, Inc.

The Common-Wealth Builder

Notes to Financial Statements

December 31, 2003, December 29, 2003 and December 29, 2002

5.	Tax Status

The Plan received a favorable determination letter dated September 8, 2003 in which the Internal Revenue Service (IRS) stated that the Plan, as amended and restated effective December 23, 2002, is qualified and that the trust established under the Plan is exempt. The Plan has been amended since receiving the determination letter to reflect the new law, GUST Amendments (GUST includes GAAT (General Agreements on Tariffs and Trade), USERRA (Uniformed Services Employment and Reemployment Rights Act of 1994), SBJPA (Small Business Job Protection Act of 1996), TRA ‘97 (Taxpayer Relief Act of 1997), and the IRS Restructuring and Reform Act of 1998.) The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code as of December 31, 2003.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.	Related Party Transactions

The trustee and custodian of the Plan is Boston Safe Deposit and Trust Company which is an affiliate of Mellon Financial Corporation, a bank holding company. The Plan invests in shares of mutual funds and a collective trust managed by an affiliate of Mellon Financial Corporation, a bank holding company. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

As described in Note 1, participants may elect to purchase common stock of CTE, the Plan Sponsor. For the two day period ended December 31, 2003 purchases of $4,999 were made and proceeds of $2,430 were received from sales of CTE’s common stock. For the year ended December 29, 2003 purchases of $1,725,268 were made, and proceeds of $1,623,695 were received from sales of CTE’s common stock.

Commonwealth Telephone Enterprises, Inc.

The Common-Wealth Builder

Schedule H Item 4(i) - Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2003 and December 29, 2003

Identity of Issue	Investment Type	Current Value at December 31, 2003	Current Value at December 29, 2003
Dreyfus
* Certus Stable Value Fund Class I	Common Collective Trust	$5,709,287	$5,692,018
* S&P 500 Index Fund	Registered Investment Co.	1,059,263	1,055,795
* Emerging Leaders Fund	Registered Investment Co.	2,234,830	2,250,917
* Premier Third Century Fund	Registered Investment Co.	1,964,116	1,962,996
* Lifetime Growth & Income Fund	Registered Investment Co.	2,337,000	2,337,349
* Disciplined Stock Fund	Registered Investment Co.	3,231,724	3,225,044
* Lifetime Growth Fund	Registered Investment Co.	211,326	211,155
* Lifetime Income Fund	Registered Investment Co.	192,589	192,421
Janus Overseas Fund	Registered Investment Co.	721,714	712,945
PIMCO Total Return Bond Fund	Registered Investment Co.	1,603,689	1,598,954
* CTE Common Stock	Shares of Commonwealth Telephone Enterprises, Inc. Common Stock (1)	9,058,407	9,000,890
* Participants' Notes	Participants’ loans with interest rates from 5% to 13% with maturity dates from 2004 to 2007	972,922	974,345

		$29,296,867	$29,214,829

*	Party-in-interest

(1)	At December 31, 2003 and December 29, 2003, the cost of CTE Common Stock was $8,329,797 and $8,327,228, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. THE COMMON-WEALTH BUILDER

DATE: June 18, 2004

	By:	/s/ DONALD P. CAWLEY
Donald P. Cawley Executive Vice President and Chief Accounting Officer

FORM 11-K

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

23	Consent of PricewaterhouseCoopers LLP

32	Certification of Chief Executive Officer and Chief Accounting Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002